Law Offices of Craig V. Butler
300 Spectrum Center Drive, Suite 300
Irvine, California 92618
Telephone No. (949) 484-5667 ● Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

November 16, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:	WEED, Inc. Registration Statement on Form S-1 Filed August 11, 2017 File No. 333-219922

Dear Ms. Daniels and Mr. Lo:

We herein provide the following responses to your comment letter dated September 7, 2017, regarding the above-mentioned Registration Statement on Form S-1 (the “Original Filing”) for WEED, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A in conjunction with this comment response to address the comments (the “Amended Filing”).

General

1.
We note your disclosure that your common stock is currently quoted on the OTC Pink. Please note that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. Please revise to clarify that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions, if applicable. Please also include the disclosure required by Item 505 of Regulation S-K.

In the Amended Filing, the Company has amended the Original Filing to indicate that the selling shareholders will sell at a fixed price until its shares are quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time the shares may be sold at prevailing market prices or in privately negotiated transactions. The Company has also indicated how it chose the fixed price.

2.
Please revise to provide the dealer prospectus delivery obligation on the back cover page of the prospectus or advise us why it is not required. See Item 502 of Regulation S-K.

The Company has made the required disclosure in the Amended Filing.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
November 16, 2017

Prospectus Summary, page 2

3.
We note your statement that “we plan to provide the blueprints for the development of significant medicinal products for the treatment of human diseases including … autism, pediatric brain cancer, PTSD, epilepsy, chronic pain, and Crohn’s disease.” Please revise to provide the reasonable basis for your statement or revise to delete your statement as appropriate. Also revise the similar statements in your Business section and your Management’s Discussion and Analysis section.

The Company has made revisions in the Amended Filing to clarify the above statement.

Selling Shareholders, page 9

4.
Please disclose in this section the nature of any material relationship which the selling stockholders have had within the past three years with you or any of your affiliates. For example, we note that several of the selling shareholders have the same last name as your secretary and treasurer. See Item 507 of Regulation S-K.

The nature of any material relationship has been disclosed in the Amended Filing.

5.
We note your statement in footnote 9 that “because these shares are held jointly with Daniel J. Breen they are not included in Ryan Breen’s ownership, which is listed separately.” Please advise us why the shares are not also included in Ryan Breen’s ownership shares since beneficial ownership should be determined in accordance with Rule 13d-3 under the Exchange Act or revise your disclosure accordingly. See Securities Exchange Act of 1934 Rule 13d-3. Also revise your beneficial ownership table to include footnote 9.

The subject disclosure has been revised in the Amended Filing to include the jointly held shares with Mr. Ryan Breen’s share ownership.

Business

General, page 16

6.
We note your statement that “Sangre … has begun a planned five-year cannabis Genomic Study to complete a global genomic classification of the Cannabis plan genus.” Please revise to clarify the current status of Sangre’s work on the genomic classification. We note you indicate in the business section that you have acquired property in La Veta, Colorado to complete the genomic study and that it will take approximately $3 million in funding to complete renovations and purchase equipment.

The subject disclosure has been revised in the Amended Filing to specify where Sangre is in the planned five-year genomic study.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
November 16, 2017

Competition, page 18

7.
Please revise to address the competitive business conditions, the company’s competitive position and the methods of competition.

The Company has modified the Competition section to better disclose what the Company knows about where it’s positioned in the industry.

Government Regulation, page 20

8.
Please address if there is any need for governmental approval of your proposed business plans.

The Company has modified the Government Regulation section to better disclose potential governmental approvals for its business.

Market Price of Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 24

9.
Please revise to include price information as of the latest practicable date.

The Company has provided quarterly information for 2017 through November 2, 2017, as well as a recent closing price from OTC Markets, in the Amended Filing.

Financial Statements

Financial Statements for the Years Ended December 31, 2016 and 2015
Note 8 – Commitments and Contingencies, page F-13

10.
You disclose that as part of the agreement to purchase land and property from Gregory DiPaolo’s Pro Am Golf, LLC that you were to deliver $1.25 million in cash and 300,000 shares of stock at the closing of the transaction. You also disclose that the transaction closed on July 27, 2017. Please disclose whether you made the $1.25 million cash payment and provide details of the underlying sources of capital that allowed you to make this payment.

The Company has disclosed the details of the agreement with Greg DiPaolo’s Pro Am Golf LLC in the Amended Filing, both in a new section in the business sections of the filing, as well as in the relevant Notes to the Financial Statements.

Financial Statements for the Three Months Ended March 31, 2017 and 2016
Note 12 – Subsequent events, page F-32

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
November 16, 2017

11.
We note that you acquired 100% of the interests of Sangre AT, LLC on April 20, 2017 in exchange for 500,000 shares of your common stock. You also disclose that the fair value of the common stock was $569,000 based on the closing price of your stock on the date of grant. Given the disclosed fair value of the purchase, please tell us why you have not provided separate audited financial statements of Sangre AT, LLC and pro forma financial information related to this transaction pursuant to Rules 8-04 and 8-05 of Regulation S-X. To the extent you concluded the acquisition did not meet the thresholds for significance, please provide your underlying calculations that support your view.

The Company has revised its determination of the fair value of the stock paid at closing to $1,003,850, based on the closing price of our stock on the date of grant on April 20, 2017. Sangre AT, LLC had no activity prior to 2017, however, we have now included the audited financial statements as of December 31, 2016 and pro forma financial information related to this acquisition pursuant to Rules 8-04 and 8-05 of Regulation S-X.

Management’s Discussion and Analysis, page 26

12.
We note your statement in this section and throughout the filing that your wholly-owned subsidiary, Sangre AT, LLC, “has begun a planned five-year Cannabis Genomic Study to complete a global genomic classification of the Cannabis plant genus” with the goal of use for medicinal purposes. Please further describe the current status of this work and how the company plans to move this study forward so that investors may better understand your business plan.

The Company has amended the revised the disclosure in the Amended Filing to include the current status of the genomic classification study.

Security Ownership of Certain Beneficial Owners and Management, page 39

13.
We note your statement that the beneficial ownership table sets forth “each person who owns beneficially more than 10% of each class of the Company’s outstanding equity securities ….” Please revise your beneficial ownership table to provide information regarding any person who is the beneficial owner of more than five percent of the common stock. See Item 403(a) of Regulation S-K.

The Company has revised the beneficial ownership table to include any person with beneficial ownership of more than five percent of the Company’s common stock.

Certain Relationships and Related Transactions, page 39

14.
Please revise disclosure in this section to clearly identify the basis on which the named person is a related party. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any material contract with any of the directors, officers, promoters, and/or shareholders named in the filing.

The Company has included applicable disclosure in the Amended Filing.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
November 16, 2017

15.
We note the notes payables to related parties in your financial statements. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K for the notes payables with the related parties or advise us why the disclosure is not required.

The Company has included the applicable disclosure in the Amended Filing.

Part II

Recent Sales of Unregistered Securities, page II-1

16.
Please revise your disclosure in this section to briefly state the facts relied upon to make the Section 4(a)(2) exemption available for each of the unregistered sales listed. Please refer to Item 701(d) of Regulation S-K.

The Company has included disclosure in the Amended Filing for the facts relied upon for the use of the exemption provided for in Section 4(a)(2) of the Securities Act.

Exhibits

17.
We note that the company has outstanding warrants. Please file the form of stock warrant agreement and form of stock warrant certificate or advise us why they do not need to be filed. See Item 601(b)(4) of Regulation S-K.

The Company has included a “form of” warrant agreement as Exhibit 10.7 to the Amended Filing.

Signature

18.
Please revise your signature page to include the signature of your principal accounting officer or controller.

The Company included designation of its principal accounting officer in the Amended Filing.

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
November 16, 2017

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler
Craig V. Butler, Esq.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
November 16, 2017

[WEED, Inc. Letterhead]

November 16, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:	WEED, Inc. Registration Statement on Form S-1 Filed August 11, 2017 File No. 333-219922

Dear Ms. Daniels and Mr. Lo:

WEED, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on November [__], 2017:

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Glenn E. Martin
Glenn E. Martin
Chief Executive Officer